Press Release Source: Sanofi (EURONEXT: SAN) (NYSE: SNY)

FDA to review Dupixent® (dupilumab) as potential treatment for moderate-to-severe asthma

Paris and Tarrytown, NY – March 2, 2018 – The U.S. Food and Drug Administration (FDA) has accepted for review the supplemental Biologics License Application of Dupixent® (dupilumab) as an add-on maintenance treatment in certain adults and adolescents (12 years of age and older) with moderate-to-severe asthma. Per the Prescription Drug User Fee Act, the target action date is October 20, 2018.

Dupixent is a human monoclonal antibody specifically designed to inhibit signaling of interleukin-4 (IL-4) and interleukin-13 (IL-13), two important signaling proteins (cytokines) that contribute to Type 2 inflammation in moderate-to-severe asthma.

The application is supported by clinical data from 2,888 adults and adolescents who participated in three pivotal trials from the LIBERTY ASTHMA clinical development program. Detailed results from the Phase 3 QUEST and VENTURE trials will be submitted for presentation at medical meetings later this year.

The potential use of Dupixent in asthma is currently under clinical development and the safety and efficacy for this use have not been fully evaluated by any regulatory authority.

In March 2017, the FDA approved Dupixent in the U.S. for the treatment of adults with moderate-to-severe atopic dermatitis whose disease is not adequately controlled with topical prescription therapies, or when those therapies are not advisable. Dupixent is also approved for use in certain patients with moderate-to-severe atopic dermatitis in a number of other countries, including the countries of the European Union, Canada, and Japan.

About Moderate-to-Severe Asthma

People who live with moderate-to-severe asthma often experience decreased lung function and have severe attacks (exacerbations) that may lead to emergency room visits and hospitalizations. Despite currently available treatments, there remains an unmet need in patients who suffer from decreased lung function, severe exacerbations, long-term oral corticosteroid use and poor quality of life. Moderate-to-severe asthma is often associated with other Type 2 allergic inflammatory diseases. The disease is characterized by an imbalance or overactivity of certain immune cells and signaling proteins (including IL-4 and IL-13).

Dupilumab Development Program

Sanofi and Regeneron are studying dupilumab in a broad range of clinical development programs for diseases driven by Type 2 inflammation, including pediatric atopic dermatitis

(Phase 3), nasal polyps (Phase 3) and eosinophilic esophagitis (Phase 2). These potential uses are investigational and the safety and efficacy have not been evaluated by any regulatory authority. Dupilumab is being jointly developed by Sanofi and Regeneron under a global collaboration agreement.

For more information on dupilumab clinical trials please visit www.clinicaltrials.gov.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

About Regeneron Pharmaceuticals, Inc

Regeneron (NASDAQ: REGN) is a leading biotechnology company that invents life-transforming medicines for people with serious diseases. Founded and led for 30 years by physician-scientists, our unique ability to repeatedly and consistently translate science into medicine has led to six FDA-approved treatments and numerous product candidates in development, all of which were homegrown in our laboratories. Our medicines and pipeline are designed to help patients with eye disease, heart disease, allergic and inflammatory diseases, pain, cancer, infectious diseases and rare diseases.

Regeneron is accelerating and improving the traditional drug development process through our proprietary VelociSuite® technologies, such as VelocImmune® which produces optimized fully-human antibodies, and ambitious research initiatives such as the Regeneron Genetics Center, which is conducting one of the largest genetics sequencing efforts in the world.

For additional information about the company, please visit www.regeneron.com or follow @Regeneron on Twitter.

Sanofi Media Relations Contact Ashleigh Koss Tel.: +1 908-981-8745 mr@sanofi.com Regeneron Media Relations Contact Sharon Chen Tel.: +1 914-847-1546 Sharon.Chen@regeneron.com

Sanofi Investor Relations Contact

George Grofik

Tel.: +33 (0)1 53 77 45 45

ir@sanofi.com

Regeneron Investor Relations Contact

Manisha Narasimhan, Ph.D.

Tel: +1 914-847-5126

Manisha.narasimhan@regeneron.com

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Regeneron Forward-Looking Statements and Use of Digital Media

This news release includes forward-looking statements that involve risks and uncertainties relating to future events and the future performance of Regeneron Pharmaceuticals, Inc. (“Regeneron” or the “Company”), and actual events or results may differ materially from these forward-looking statements. Words such as “anticipate,” “expect,” “intend,” “plan,” “believe,” “seek,” “estimate,” variations of such words, and similar expressions are intended to identify such forward-looking statements, although not all forward-looking statements contain these identifying words. These statements concern, and these risks and uncertainties include, among others, the nature, timing, and possible success and therapeutic applications of Regeneron’s products, product candidates, and research and clinical programs now underway or planned, including without limitation Dupixent® (dupilumab) Injection; the likelihood, timing, and scope of possible regulatory approval and commercial launch of Regeneron’s late-stage product candidates and new indications for marketed products, such as dupilumab for the treatment of moderate-to-severe asthma (including possible regulatory approval of dupilumab by the U.S. Food and Drug Administration based on the supplemental Biologics License Application discussed in this news release), pediatric atopic dermatitis, nasal polyposis, eosinophilic esophagitis, and other potential indications; the extent to which the results from the research and development programs conducted by Regeneron or its collaborators may be replicated in later studies and lead to therapeutic applications; unforeseen safety issues and possible liability resulting from the administration of products and product candidates in patients, including without limitation dupilumab; serious complications or side effects in connection with the use of Regeneron’s products and product candidates (such as dupilumab) in clinical trials; coverage and reimbursement determinations by third-party payers, including Medicare, Medicaid, and pharmacy benefit management companies; ongoing regulatory obligations and oversight impacting Regeneron’s marketed products, research and clinical programs, and business, including those relating to the enrollment, completion, and meeting of the relevant endpoints of post-approval studies; determinations by regulatory and administrative governmental authorities which may delay or restrict Regeneron’s ability to continue to develop or commercialize Regeneron’s products and product candidates, such as Dupixent; competing drugs and product candidates that may be superior to Regeneron’s products and product candidates; uncertainty of market acceptance and commercial success of Regeneron’s products and product candidates and the impact of studies (whether conducted by Regeneron or others and whether mandated or voluntary) on the commercial success of Regeneron’s products and product candidates; the ability of Regeneron to manufacture and manage supply chains for multiple products and product candidates; unanticipated expenses; the costs of developing, producing, and selling products; the ability of Regeneron to meet any of its sales or other financial projections or guidance and changes to the assumptions underlying those projections or guidance; the potential for any license or collaboration agreement, including Regeneron’s agreements with Sanofi, Bayer, and Teva Pharmaceutical Industries Ltd. (or their respective affiliated companies, as applicable), to be cancelled or terminated without any further product success; and risks associated with intellectual property of other parties and pending or future litigation relating thereto, including without limitation the patent litigation proceedings relating to Praluent® (alirocumab) Injection, the ultimate outcome of any such litigation proceedings, and the impact any of the foregoing may have on Regeneron’s business, prospects, operating results, and financial condition. A more complete description of these and other material risks can be found in Regeneron’s filings with the United States Securities and Exchange Commission, including its Form 10-K for the year ended December 31, 2017. Any forward-looking statements are made based on management’s current beliefs and judgment, and the reader is cautioned not to rely on any forward-looking statements made by Regeneron. Regeneron does not undertake any obligation to update publicly any forward-looking statement, including without limitation any financial projection or guidance, whether as a result of new information, future events, or otherwise.

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